MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX PROVIDES UPDATE ON LICENSE-OPTION AGREEMENT WITH SCHERING-PLOUGH FOR CELGOSIVIR IN HEPATITIS C

Vancouver, BC, CANADA & San Diego, CA, USA – February 6, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, and Schering-Plough Corporation (“Schering”) have agreed that the Schering limited period of exclusivity for data review of the celgosivir Phase II results announced November 6, 2006 has not yet commenced. This is the result of Schering having informed MIGENIX that approximately 50% of the original viral load samples from the study, which Schering tested under a Material Transfer and License Option Agreement between the companies, require retesting.

MIGENIX has just received results for approximately half of the required retests from Schering (this leaves approximately 25% of the original viral load samples from the study to be retested). Based on a preliminary review of these partial retest results by MIGENIX, it appears the overall conclusions drawn from the retest results will remain consistent with the conclusions of the original study analysis. However, as all retesting has not been completed, nor the results fully analyzed, at present it is unknown whether the retesting will result in any material changes – positive or negative – to the conclusions of the November 6, 2006 reported results.

A new data package of the results will be provided to Schering once the retesting is complete and the study results re-analyzed [see press releases of November 6, 2006 and December 13, 2006 for additional information on the original study results and the provision of the results to Schering]. It is estimated that a period of approximately 8 weeks will be needed to finish the retesting and complete the new data package of the results, after which Schering’s limited period of exclusivity for data review under the agreement between Schering and MIGENIX will commence.

Jim DeMesa, M.D., President & CEO of MIGENIX commented, “While the retesting represents a delay, we are encouraged by our preliminary analysis of the partial retesting results. We look forward to the retesting being completed, the study results re-analyzed and moving ahead with Schering in their evaluation of this novel, first-in-class product for treating Hepatitis C patients.”

Additional Information: Impact of Retesting

Primary efficacy analysis for this study involves the determination of viral load changes from screening/baseline (prior to treatment) to study week 12 (on-treatment). Therefore, retest results from these study time points would have the greatest impact on the overall analysis. Based on our review of the samples scheduled for retesting, a significant number of patients in each of the 3 treatment groups will have their screening/baseline samples retested and a much smaller number will have their week 12 samples retested. From the sample retest data provided by Schering to date, approximately 90% of the results show a higher viral load than previously reported. As significantly more of the retested samples are from screening/baseline (compared to week 12) and the retest results have shown higher reported viral loads, we expect to see greater viral load reductions from pre-treatment to study week 12 for most affected patients. This information together with the fact that there are a similar number of affected patients in each treatment group and study population, and other more detailed analyses, provides the basis for the current belief of MIGENIX that the overall conclusions with retest results will be consistent with the study results previously reported.

Material Transfer and License Option Agreement

Under the terms of the Agreement, Schering supplied PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) as well as certain technical and laboratory support and other services for MIGENIX’s celgosivir Phase II combination study in chronic HCV patients. In addition, the

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Agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I and preclinical) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning: our expectations regarding Schering’s limited period of exclusivity for data review of the celgosivir Phase II results; our expectations regarding the conclusions of the retest results; our expectation that, once the retesting is complete and the study results re-analyzed, a new data package of the results will be provided to Schering; and our expectations regarding the time required to complete the new data package of the study results.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things, the ability to successfully to complete the retests and re-analyze the celgosivir Phase II results within our expected timelines.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.